VF 3-8-05

AM 3.3.2005

[redacted]

05036749

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | January 31, 2007 |
| Estimated average burden hours per response | 12.00 |

| SEC FILE NUMBER |
|---|
| 8- 40323 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Treece Financial Services Corp.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6800 West Central Avenue
(No. and Street)

Toledo (City) OH (State) 43617 (Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 22 2005
WASH, D.C.
152

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dock D. Treece 419-843-7744
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mira + Kolena, Ltd.
(Name – *if individual, state last, first, middle name*)

4841 Monroe Street, Suite 350 (Address) Toledo (City) OH (State) 43623 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2005
THOMSON FINANCIAL

| **FOR OFFICIAL USE ONLY** |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

# OATH OR AFFIRMATION

I, Dock D. Treece, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Treece Financial Services Corp., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Dock D. Treece Signature

President
Title

Notary Public

GRACE L. SHESSLER
NOTARY PUBLIC - STATE OF OHIO
MY COMMISSION EXPIRES OCT. 9, 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Treece Financial Services Corp.

## Financial Statements

## Year Ended December 31, 2004

## Table of Contents

MIRA+KOLENA

Charles J. Mira, J.D., CPA
Thomas E. Kolena, CPA/ABV

Certified Public Accountants & Consultants

Mira+Kolena, Ltd.
4841 Monroe Street
Suite 350
Toledo, Ohio 43623

419-474-5020
419-474-5072 Fax
mk@mirakolena.com

Member of:
American Institute
of Certified Public
Accountants

Ohio Society of
Certified Public
Accountants

# INDEPENDENT AUDITORS' REPORT

Shareholder
Treece Financial Services Corp.

We have audited the accompanying statement of financial condition of Treece Financial Services Corp. as of December 31, 2004, and the related statements of income, cash flows and changes in shareholder's equity for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Treece Financial Services Corp. at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information as listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mira & Kolena, Ltd.

Toledo, Ohio
January 14, 2005

**Treece Financial Services Corp.**

**Statement of Financial Condition**

**December 31, 2004**

| | |
|---|---|
| **Assets** | |
| Current assets: | |
| Cash and cash equivalents | $ 131,203 |
| Commissions receivable | 552 |
| Notes receivable - affiliated entity | 35,900 |
| Total current assets | $ 167,655 |
| | |
| **Liabilities and Shareholder's Equity** | |
| Current liabilities: | |
| Commissions payable | $ 331 |
| Accrued income taxes | 11,840 |
| Total current liabilities | 12,171 |
| | |
| Shareholder's equity: | |
| Common stock - no par value; 750 shares authorized; 100 shares issued and outstanding | 10,000 |
| Retained earnings | 145,484 |
| Total shareholder's equity | 155,484 |
| Total liabilities and shareholder's equity | $ 167,655 |

See accompanying notes to financial statements.

**Treece Financial Services Corp.**

**Statement of Income**

**Year Ended December 31, 2004**

| | |
|---|---|
| Revenues: | |
| Commissions | $ 179,966 |
| Interest and dividends | 3,268 |
| Realized gain on sale of investments | 11,617 |
| | 194,851 |
| Expenses: | |
| Commissions | 107,466 |
| Administrative fees | 24,000 |
| Professional services | 6,509 |
| Regulatory fees | 3,514 |
| Investment management fees | 1,119 |
| | 142,608 |
| Income before income taxes | 52,243 |
| Provision for income taxes: | |
| Federal - current | 13,000 |
| State | 2,624 |
| | 15,624 |
| Net income | $ 36,619 |

See accompanying notes to financial statements.

**Treece Financial Services Corp.**

**Statement of Cash Flows**

**Year Ended December 31, 2004**

| | |
|---|---|
| **Cash flows from operating activities:** | |
| Net income | $ 36,619 |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Realized gain on sale of investments | (11,617) |
| Changes in assets and liabilities: | |
| Federal income taxes refundable | 2,360 |
| Commissions receivable | 160 |
| Prepaid taxes | 800 |
| Commissions payable | (192) |
| Accrued income taxes | 11,490 |
| Net cash provided by operating activities | 39,620 |
| **Cash flows from investing activities:** | |
| Proceeds from sale of investments | 61,617 |
| Purchase of investments | (50,000) |
| Net cash provided by investing activities | 11,617 |
| Increase in cash and cash equivalents | 51,237 |
| Cash and cash equivalents at beginning of year | 79,966 |
| Cash and cash equivalents at end of year | $ 131,203 |
| **Supplemental disclosures of cash flow information:** | |
| Cash paid during the year for income taxes | $ - |

See accompanying notes to financial statements.

## Treece Financial Services Corp.

## Statement of Changes in Shareholder's Equity

## Year Ended December 31, 2004

| | Common Stock | Retained Earnings | Total Shareholder's Equity |
|---|---|---|---|
| Balance at December 31, 2003 | $ 10,000 | $ 108,865 | $ 118,865 |
| Net income | - | 36,619 | 36,619 |
| Balance at December 31, 2004 | $ 10,000 | $ 145,484 | $ 155,484 |

See accompanying notes to financial statements.

**Treece Financial Services Corp.**

**Notes to Financial Statements**

**December 31, 2004**

## 1. Summary of Significant Accounting Policies

### Basis of Presentation

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) which does not hold customer securities. The Company clears all stock exchange transactions for customers on a fully disclosed basis with a clearing broker. The Company's customer base is located primarily in Ohio.

### Cash Equivalents

The Company includes money market funds as cash equivalents in the accompanying financial statements.

### Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

### Concentration of Credit Risk

The Company maintains cash deposits in financial institutions which may at times exceed amounts covered by insurance provided by the U.S. Federal Deposit Insurance Corporation. The maximum loss that would have resulted from that risk is the excess of the deposits reported by the banks over the amounts that would have been covered by federal insurance. The Company has not experienced any losses and believes it is not exposed to any significant credit risk related to cash deposits.

### Marketable Securities

Marketable securities are classified as available-for-sale and are recorded at fair market value based on quoted market prices. Realized gains and losses on marketable securities are recorded on the specified identification method. Gross realized gains for 2004 were $11,617.

### Commission Revenue and Expense

Commission revenue and expense is recorded on a trade date basis.

## 2. Clearing Agreement

The Company has entered into a fully disclosed clearing arrangement with Synergy Investment Group, LLC (SIG), a broker registered with the Securities and Exchange Commission, whereby customer accounts are cleared and carried by Pershing LLC. The agreement remains in effect for successive one year periods, unless written notice of termination is provided by either party.

## 2. Clearing Agreement - continued

The Company has agreed to indemnify SIG from damages or losses resulting from customer transactions. The Company is exposed to off balance sheet risk of loss in the event that customers are unable to fulfill contractual obligations.

## 3. Income Taxes

The Company is a member of a brother-sister controlled group for federal income tax purposes. The Company's effective tax rate differs from the statutory tax rate in 2004 due to the allocation of the lower tax rate brackets to another member of the controlled group. Deferred federal income taxes are recognized for differences between the basis of assets and liabilities for financial reporting and income tax purposes. There were no deferred federal income taxes at December 31, 2004.

## 4. Related Parties

The Company makes advances to an entity affiliated through common ownership. These notes receivable amounted to $35,900 at December 31, 2004 including interest at 9% and are due in 2005. Interest income on these notes of $3,150 was recognized in 2004.

The Company paid investment management fees of $1,119 to a company affiliated through common ownership. The Company shares office personnel and its office facility with an entity affiliated through common ownership. An administrative charge is billed at an amount agreed to by both parties for personnel, facility and office expenses. Administrative fees of $24,000 were incurred in 2004.

## 5. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the SEC, which requires the maintenance of minimum net capital of $5,000 at December 31, 2004 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $118,357 and an aggregate indebtedness ratio of .11 to 1.

# SUPPLEMENTAL INFORMATION

**Treece Financial Services Corp.**

**Computation of Net Capital**
**Under Rule 15c3-1 of the Securities and Exchange Commission**

**Year Ended December 31, 2004**

| | |
|---|---|
| Net capital: | |
| Total shareholder's equity | $155,484 |
| Deductions of nonallowable assets: | |
| Notes receivable | 35,900 |
| Haircut on money market fund | 1,227 |
| | 37,127 |
| Net capital | $118,357 |
| Aggregate indebtedness | $ 12,171 |
| Computation of basic net capital - minimum net capital required | $ 5,000 |
| Excess net capital | $113,357 |
| Ratio - aggregate indebtedness to net capital | .11 to 1 |

Treece Financial Services Corp. net capital reported in Part II of Form X-17A-5 as of December 31, 2004 agrees to the net capital of $118,357 reported above.

**Treece Financial Services Corp.**

**Computation For Determination of**
**Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission**

**Year Ended December 31, 2004**

Treece Financial Services Corp. claims exemption from Rule 15c3-3 pursuant to subparagraph (k)(2)(ii) because the Company does not carry customer accounts as the Company clears all transactions for customers on a fully disclosed basis with a clearing broker.

MIRA+KOLENA

Charles J. Mira, J.D., CPA
Thomas E. Kolena, CPA/ABV

Certified Public Accountants & Consultants

Mira+Kolena, Ltd.
4841 Monroe Street
Suite 350
Toledo, Ohio 43623

419-474-5020
419-474-5072 Fax
mk@mirakolena.com

Member of:
American Institute
of Certified Public
Accountants

Ohio Society of
Certified Public
Accountants

**INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE**

Shareholder
Treece Financial Services Corp.

In planning and performing our audit of the financial statements of Treece Financial Services Corp. for the year ended December 31, 2004, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Treece Financial Services Corp. that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodian functions related to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in internal control that might be a material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

The report is intended solely for the information and use of management, the Securities Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Mira & Kolena, Ltd

Toledo, Ohio
January 14, 2005